MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

06013251

FILE No.
82-3874

SUPPL

April 28, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 27, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

dlw 5/10

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

APRIL 27, 2006

News Release: **06-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Appoints New Audit Committee Member/ Grants Options

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Porter to the Audit Committee. Dr. Shane Ebert, Douglas Bryan and Douglas Porter now comprise the Audit Committee.

Manson has also granted stock options under its Stock Option Plan to its newly appointed director. Mr. Porter may purchase up to 100,000 common shares for a period of five years commencing on April 27, 2006 at an exercise price of $0.14 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **APRIL 27, 2006**

News Release: **06-07** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Appoints New Audit Committee Member/ Grants Options

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Porter to the Audit Committee. Dr. Shane Ebert, Douglas Bryan and Douglas Porter now comprise the Audit Committee.

Manson has also granted stock options under its Stock Option Plan to its newly appointed director. Mr. Porter may purchase up to 100,000 common shares for a period of five years commencing on April 27, 2006 at an exercise price of $0.14 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

APRIL 27, 2006

News Release: **06-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Appoints New Audit Committee Member/ Grants Options

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Porter to the Audit Committee. Dr. Shane Ebert, Douglas Bryan and Douglas Porter now comprise the Audit Committee.

Manson has also granted stock options under its Stock Option Plan to its newly appointed director. Mr. Porter may purchase up to 100,000 common shares for a period of five years commencing on April 27, 2006 at an exercise price of $0.14 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director